UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70471

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fast Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S Financial Place, Suite 3650
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vrinda Arora	(212) 668-8700	varora@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Zawko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fast Execution Services LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fast Execution Services, LLC

Statement of Financial Condition

For the year ended June 30, 2026

Together with the report of Independent Public Registered Accounting Firm

Fast Execution Services, LLC

Contents
For the year ended June 30, 2026

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fast Execution Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fast Execution Services, LLC (the “Company”) as of June 30, 2026, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Fast Execution Services, LLC auditor since 2025.

Hauppauge, New York
August 31, 2026

Nawrocki Smith LLP

Fast Execution Services, LLC

Statement of Financial Condition
30-Jun-26

ASSETS		
Cash	$	946,036
Commission receivable		110,000
Securities owned - at market value		999
Prepaid expenses and other assets		6,522
TOTAL ASSETS	$	1,063,557
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	42,277
TOTAL LIABILITIES		42,277
MEMBER'S EQUITY		
Member's Equity		1,021,279
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,063,557

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statement.

Notes to Financial Statement
For the year ended June 30, 2026

1. Organization and Nature of Business

Fast Execution Services LLC (the "Company"), became a registered broker dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) on August 6, 2020. The Company was organized under the Uniform Limited Liability Company Act of Delaware on August 29, 2019.The Company is registered as a foreign limited liability company doing business in the state of Illinois and is a wholly owned subsidiary of Scalp Trade Holdings, LP (the "Parent").

The Company engages in the referral of individuals and/or entities to registered broker-dealers, that have regulatory approval to hold custody accounts. The Company does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm. The U.S. dollar ($) is the functional currency of the Company.

2. Summary of Significant Accounting Policies

a) Basis of Accounting

The Company's financial statement has been prepared in accordance with accounting principals generally accepted in the United States of America ("GAAP") and are stated in U.S. Dollars. The following is a summary of the significant accounting policies used in preparation of the financial statement:

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits. As of June 30, 2026, the cash in excess of FDIC insured limits was $678,113.

c) Revenue Recognition

ASC 606 establishes the guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company is engaged in a single line of business as a securities broker-dealer engaging in the referral of individuals and or introductions to registered broker dealers. The Company records its revenues in accordance with these guidelines as the company recognizes income for participation of commissions\fees that are the result of executed commissions.

Commissions
The Company executes purchases and sales of equity securities on behalf of its customers and earns commission revenue for providing brokerage services. The execution of a trade represents a single performance obligation. The transaction price is generally fixed based on the commission charged for each trade. The Company satisfies its performance obligation at a point in time when the trade is executed, as this is when the customer obtains the benefit of the brokerage service and the Company has completed the activities required to facilitate the transaction. Accordingly, commission revenue is recognized on the trade date. Related clearing expenses are recognized concurrently with the associated commission revenue.

d) Credit Losses

The Company has evaluated commission receivables and concluded that there is no need to establish an allowance for credit losses.

Notes to Financial Statement
For the year ended June 30, 2026

e) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the member is liable for individual income taxes on their respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.

The Company did not have material unrecognized tax benefits as of June 30, 2026 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30,2026, the Company has no accrued interest or penalties associated with uncertain tax positions.

f) Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commission Receivable

The Company had a Commission Receivable of $110,000 which was commission earned, but not received at June 30, 2026.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

5. Commitments and Contingencies

There were no commitments or contingencies for the year ended June 30, 2026.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30, 2026, the Company had net capital of $904,757 which was $899,757 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 4.67%.

7. Related Party

The company has an expense sharing agreement with the parent company according to which the rent and salary expenses are shared between the parent and the broker dealer. Salary expense is allocated based upon time and effort and the rent expense is allocated based upon actual usage of space. The total expenses paid by the broker dealer to the parent were $58,500. As on June 30, 2026, there was no balance due to parent.

8. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker (“CODM”) makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2026 and August 31, 2026, which is the date the financial statement were available to be issued, for possible disclosure and recognition in the financial statement.